September 23, 2005

      Mail Stop 4561

Douglas W. Wamsley
Executive Vice President
WebMD Health Holdings, Inc.
224 West 30th Street
New York, NY 10001

      Re:	WebMD Health Holdings, Inc.
		Amendment No. 5 to Registration Statement on Form S-1
      Filed September 19, 2005
		File No.  333-124832

Dear Mr. Wamsley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      All page numbers refer to the marked courtesy copy that you provided to us.

General
1. We note from Schedule 1 to Exhibit 10.4 that the Trademark
License
Agreement will grant your parent company a non-exclusive, registered trademark for "WebMD" in Cuba and Iran. We also note that Article
2.4 of the agreement will require that the licensee (but not the licensor) comply with all laws, rules, regulations and requirements of any governmental body as may be applicable. Please describe for us your existing and anticipated operations in and contacts with Cuba and Iran, including through licensees, distributors, subsidiaries, affiliates and any other direct or indirect means. Your response should not be limited to operations and contacts related to intellectual property rights that will remain with you after effectiveness of this agreement.
2. In light of the fact that Cuba and Iran are subject to economic sanctions administered by the Treasury Department`s Office of Foreign
Assets Control and identified as state sponsors of terrorism by the
U.S. State Department, please address the materiality of any operations, arrangements or other contacts with Cuba and Iran. Please present your view as to whether any such operations, arrangements or other contacts constitute a material investment risk for your security holders.
In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that legislation requiring divestment from, or reporting of interests in, companies that do business with U.S.-designated state sponsors of terrorism has been adopted by Arizona and Louisiana.

Use of Proceeds, page 35
3. Please revise to provide more specific disclosure, including the anticipated $40 million in capital expenditures and $25 million in contingent consideration discussed in your section on liquidity. We note that these expenditures, when combined with the possible $40 million in costs related to new acquisitions, exceed your anticipated offering proceeds by roughly $15 million. Accordingly, please describe your additional sources of funding (such as the $40 million contribution by your parent) that you intend to rely on to accomplish these purposes. Refer to Item 504 of Regulation S-K, instruction 3.

Certain Relationships and Related Party Transactions, page 114

Other Related Party Transactions, page 117
4. Please provide tabular disclosure of the individual employees receiving the Class A common stock grants described here, to the extent those grants would be exceed $60,000 in value.

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rachel Zablow at 202-551-3428 or Steven
Jacobs,
Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.
Please contact Geoffrey Ossias at 202-551-3404 or the undersigned at
202-551-3780 with any other questions.


      Sincerely,



      Elaine Wolff
      Branch Chief


cc:	Stephen T. Giove (via facsimile)


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Douglas W. Wamsley
WebMD Health Holdings, Inc.
September 23, 2005
Page 1